High Performance Beverages Co.
5137 E Armor St.
Cave Creek AZ 85331

May 29, 2014

Via EDGAR
Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: Mr. Jim B. Rosenberg
          Senior Assistant Chief Accountant

Re:	High Performance Beverages Company Form 10-K for the Fiscal Year Ended July 31, 2013 Filed December 31, 2013 Form 8-K/A dated April 30, 2013 Filed June 14, 2013 File No. 000-54973

Ladies and Gentlemen:

This letter confirms that High Performance Beverages Company will respond to the comment letter from the staff of the Securities and Exchange Commission, dated May 22, 2014 by May 27, 2014.

If you have any questions, please feel free to contact Andrea Cataneo, Esq. of Sichenzia Ross Friedman Ference LLP (212 930-9700).

Sincerely,
/s/ Toby McBride